Supplement dated June 26, 2025, to the Annual Notice dated

May 1, 2025, for Great-West Smart Track® Variable Annuity, Great-West Smart Track® II Variable Annuity

and Great-West Smart Track® II - 5 Year Variable Annuity

contracts issued by Empower Annuity Insurance Company of America

Variable Annuity-2 Series Account

Supplement dated June 26, 2025, to the Annual Notice dated

May 1, 2025, for Great-West Smart Track® Variable Annuity and Great-West Smart Track® II - 5 Year Variable Annuity

contracts issued by Empower Life & Annuity Insurance Company of New York

Variable Annuity-2 Series Account of New York

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it for future reference. You may obtain a current Annual Notice by visiting www.protective.com/productprospectus.

On or about July 28, 2025, a Portfolio available under your Contract will change its name as follows:

CURRENT PORTFOLIO NAME	NEW PORTFOLIO NAME
Neuberger Berman AMT Sustainable Equity Portfolio	Neuberger Berman AMT Quality Equity Portfolio

After July 28, 2025, all references to the Portfolio in your Annual Notice will use the new Portfolio name – there was no change to the share class.

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If you have any questions regarding this Supplement, please contact your investment professional or us by calling toll free at 1-877-723-8723. You may also obtain Portfolio prospectuses online at www.protective.com/productprospectus by selecting your Contract then “Investment Options.”

Please keep this Supplement for future reference.